

Marine Harvest

Q1 2015 Presentation

Forward looking statements

This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, the anticipated business combination between MH Chile and Aqua Chile, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights

- Satisfactory operational EBIT of NOK 932m
  - Strong contribution from Norway
  - Challenging market conditions in Americas

- Convertible bonds converted to share capital

- Quarterly dividend of NOK 1.30 per share
  - To be paid in the form of a repayment of paid in capital

Key financials

Marine Harvest Group - main figures Unaudited NOK million	Q1 2015	Q1 2014 Reclassifed	2014
Operational revenue and other income	5 652	5 241	22 847
Operational EBIT [1]	932	970	3 938
Cash flow from operations	669	1 133	3 408
Net interest-bearing debt (NIBD)	7 518	7 511	9 268
Underlying EPS (NOK) [2]	1.33	1.78	7.01
Net cash flow per share (NOK) [3]	-0.37	1.76	6.65
ROCE [4]	17.6%	19.2%	18.7%
Harvest volume (gutted weight tons, salmon)	83 409	74 502	351 369
Operational EBIT - NOK per kg [5] - Total	11.17	13.01	11.21
Norway	12.87	12.83	11.81
Scotland	2.70	12.66	9.63
Canada	4.90	18.42	9.14

Notes in appendix

Market



60
50
40
30
20
10
0
20
18
16
14
12
10
8
6
4
2
0
NOK per kg (Oslo)
USD per kg (Miami and Seattle)
2007
2008
2009
2010
2011
2012
2013
2014
Weekly reference prices
Reference price Norway (NASDAQ Oslo)
Reference Price Chile (C trim fillet in Miami)
Reference price North America (HOG Seattle)

- Prices in Europe at good levels despite weak Russian demand
- Weak prices in Americas – North American supply growth
- Currency fluctuations impacting trade flows in several markets

Price achievement by origin



120%
100%
80%
60%
40%
20%
0%
92%
100%
93%
111%
98%
98%
Norwegian
Scottish
Canadian
Q1 2014
Q1 2015

	Norwegian	Scottish	Canadian
Contract share	33%	68%	0%
Superior share	92%	90%	86%

Note: Q1 2015 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NASDAQ), Scotland (NASDAQ+ NOK 1.74), Canada (UB Seattle)

Operational EBIT comparison (reclassified)



1 100
1 050
1 000
950
900
850
800
750
700
NOK million
970
35
-231
41
61
4
932
Op EBIT Q1 2014
MH Feed
Farming
Markets
Consumer Products
Other
Op EBIT Q1 2015

Norway

SALMON OF NORWEGIAN ORIGIN	Q1 2015	Q1 2014
NOK million		Reclassifed
Operational EBIT	**839**	**707**
Harvest volume	65 203	55 107
Operational EBIT per kg	**12.87**	**12.83**
- of which MH Markets	1.32	0.60
- of which MH Consumer Products	-0.06	-0.84
Exceptional items incl in op. EBIT	-113	-75
Exceptional items per kg	-1.73	-1.36
Price achievement/reference price	*100%*	*92%*
Contract coverage	*33%*	*40%*
Superior share	*92%*	*91%*


Operational EBIT Salmon of Norwegian Origin
Q1 2014 - reclassified vs Q1 2015
900
800
700
600
500
400
300
200
100
0
Op EBIT Q1 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Op EBIT Q1 2015

- Strong results in the quarter
- Lower spot price offset by a more favourable contract portfolio
- Increased treatment costs due to biological issues and higher sea temperatures
  - Sea lice mitigation costs of NOK 1.65 per kg in the quarter

Note: Details on Nova Sea in appendix

Norway: Sales contract portfolio


35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Contracted volumes (HOG tonnes)
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Realised contract volumes last quarters
Contracted volumes next quarters

Note: Marine Harvest Norway's fixed price/fixed volume contracts with third party customers and MH's processing entities. MH's processing entities cover a large proportion of their sales exposure through third party end product contracts.

Norway: Operational EBIT/kg per region



NOK per kg
18
16
14
12
10
8
6
4
2
0
13.73
12.11
15.98
14.95
10.85
11.53
9.72
12.33
12.83
12.87
South
West
Mid
North
Total
2014 Q1
2015 Q1

Including contribution from Sales and Marketing

Scotland

SALMON OF SCOTTISH ORIGIN	Q1 2015	Q1 2014
NOK million		Reclassifed
Operational EBIT	**19**	**132**
Harvest volume	7 112	10 468
Operational EBIT per kg	**2.70**	**12.66**
- of which MH Markets	1.84	2.67
- of which MH Consumer Products	-0.02	-0.28
Exceptional items incl in op. EBIT	- 4	0
Exceptional items per kg	-0.61	0.00
Price achievement/reference price	*111%*	*93%*
Contract coverage	*68%*	*64%*
Superior share	*90%*	*95%*

Operational EBIT Salmon of Scottish Origin Q1 2014 - reclassified vs Q1 2015


140
120
100
80
60
40
20
0
-20
Op EBIT Q1 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q1 2015

- Results impacted by biological issues as expected
  - Low volumes due to mortality in current generation
  - High biological costs on harvested fish (AGD and lice treatments)
- Prices in local market negatively affected by strengthening of GBP
- Cost improvements expected going forward

Canada

SALMON OF CANADIAN ORIGIN	Q1 2015	Q1 2014
NOK million		Reclassifed
Operational EBIT	**51**	**117**
Harvest volume	10 478	6 368
Operational EBIT per kg	**4.90**	**18.42**
- of which MH Markets	0.41	0.83
- of which MH Consumer Products	0.00	0.00
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00
Price achievement/reference price	*98%*	*98%*
Contract coverage	*0%*	*0%*
Superior share	*86%*	*76%*



Operational EBIT Salmon of Canadian Origin
Q1 2014 - reclassified vs Q1 2015
150
100
50
0
-50
-100
Op EBIT Q1 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q1 2015

- Low prices due to high supply growth in Americas
- Strong biological performance

Ireland and Faroes

SALMON OF IRISH ORIGIN	Q1 2015	Q1 2014
NOK million		Reclassifed
Operational EBIT	**0**	**4**
Harvest volume	616	476
Operational EBIT per kg	**-0.76**	**8.84**
- of which MH Markets	0.00	0.00
- of which MH Consumer Products	0.07	-0.47
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00
Price achievement/reference price	*na*	*na*
Contract coverage	*95%*	*96%*
Superior share	*92%*	*90%*

SALMON OF FAROESE ORIGIN	Q1 2015	Q1 2014
NOK million		Reclassifed
Operational EBIT	**- 2**	**44**
Harvest volume	0	2 084
Operational EBIT per kg	**0.00**	**21.05**
- of which MH Markets	0.00	0.67
- of which MH Consumer Products	0.00	0.00
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00
Price achievement/reference price	*0%*	*101%*
Contract coverage	*0%*	*0%*
Superior share	*0%*	*97%*

- No volumes in the Faroes until Q4 2015

Consumer Products

MH CONSUMER PRODUCTS		
NOK million	Q1 2015	Q1 2014
Operating revenues	2 361	2 105
Operational EBIT	**- 2**	**- 63**
Operatonal EBIT %	-0.1%	-3.0%
Volume sold (tons product weight)	25 814	24 875
Exceptional items	0	0
Volume share salmon	*69%*	*69%*
Revenue share salmon	*74%*	*75%*



JOHN WEST
JOHN WEST
ADDI+IONS
SALMON STRIPS
JOHN WEST
ADDI+IONS
SALMON STRIPS
SALMON
Smoked
SALMON

- Improvements year over year, but still not satisfactory earnings
  - French smoked operations still challenging
  - Start-up costs in connection with new processing plant in Rosyth, Scotland

Please note that Consumer Products is the combined operations of the former VAP Europe and Morpol

Feed

FEED NOK million	Q1 2015	Q1 2014
Operating revenues	392	0
Operational EBIT	**19**	**- 16**
Operational EBIT %	4.8%	na
Feed sold volume	38 037	na
Feed produced volume	36 422	na
Exceptional items	0	na



- MH Feed impacted by low season and third party commitments
  - Third party feed supply contracts will diminish during 2015

Notes: (1) Based on 2015 harvest volume estimate

Discontinued operations
Chile and US operations

SALMON OF CHILEAN ORIGIN - discontinued operation		
NOK million	Q1 2015	Q1 2014
Operational EBIT	**- 104**	**119**
Harvest volume	16 067	17 741
Operational EBIT per kg	**-6.48**	**6.73**
- of which MH Markets	3.06	0.95
- of which MH Consumer Products	0.00	-0.01
Exceptional items incl in op. EBIT	-51	-1
Exceptional items per kg	-3.16	-0.08
Price achievement/reference price	*110%*	*103%*
Contract coverage	*12%*	*29%*
Superior share	*87%*	*84%*



Operational EBIT Salmon of Chilean Origin
Disontinued Operation Q1 2014 vs Q1 2015
150
100
50
0
-50
-100
-150
Op EBIT Q1 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q1 2015

- Continued weak prices and unfavorable currency movements
- Costs affected by challenging biology and exceptional mortality
  - Full cost in box USD 5.2 per kg (HOG), including exceptional items
  - Exceptional mortality of NOK 51m in Region XI
- Volcanic eruption expected to have limited financial impact

Notes: CTA with AquaChile; MH Chile to own 42.8% in combined entity

First Quarter 2015
Financials, Harvest Volumes and Markets

Profit and Loss

Marine Harvest Group NOK million	Q1 2015	Q1 2014 Reclassifed	2014
Operational revenue and other income	**5 652**	**5 241**	22 847
Operational EBIT [1]	**932**	**970**	**3 938**
Unrealized salmon derivatives	-48	3	54
Change in unrealized internal profit feed	11	0	- 92
Net fair value adjustment of biomass, onerous contracts	- 589	- 177	- 263
Restucturing costs	1	0	- 51
Other non-operational items	0	0	- 168
Income from associated companies	12	14	150
Impairment losses - fixed assets	1	0	- 24
EBIT	**319**	**810**	**3 544**
Net financial items	247	25	-2 136
Earnings before tax	**567**	**835**	**1 408**
Profit or loss for the period	**387**	**766**	**940**
EPS (NOK)	0.94	1.87	6.66
Operational EBIT margin	16.5%	18.5%	17.2%
Harvest volume, HOG tons (salmonids)	83 409	74 502	351 369
Operational EBIT per kg incl margin from Sales and Marke	11.17	13.01	11.21
ROCE [3]	17.6 %	19.2 %	18.7 %

Notes in appendix

Financial Position

Marine Harvest Group NOK million	31.03.2015	31.03.2014	31.12.2014
Non-current assets	16 004	16 459	18 662
Current assets	14 144	15 234	18 294
Assets held for sale	5 982	1 141	19
Total assets	**36 130**	**32 834**	**36 974**
Equity	18 387	16 399	14 718
Non-current liabilities	12 269	11 988	16 572
Current liabilities	4 342	4 260	5 684
Liabilities held for sale	1 132	187	0
Total equity and liabilities	**36 130**	**32 834**	**36 974**
Net interest-bearing debt	7 518	7 511	9 268
Equity ratio	50.9%	49.9%	39.8%

Cash Flow and Net Interest Bearing Debt

Marine Harvest Group NOK million	Q1 2015	Q1 2014 Reclassified	2014
NIBD beginning of period	**-9 268**	-7 791	-7 791
Operational EBITDA	1178	1 169	4 796
Change in working capital	-341	184	- 913
Taxes paid	-116	- 91	- 293
Other adjustments	-52	- 128	182
Cash flow from operations	**669**	**1 133**	**3 408**
Net Capex	-435	- 349	-1 578
Cash from disposal of assets held for sale	0	0	1 182
Other investments	9	2	- 73
Cash flow from investments	**-426**	**- 347**	**- 469**
Net interest and financial items paid	- 104	- 86	- 411
Other items	- 108	-42	-107
Bonds converted to equity	2 369	0	486
Dividend distributed / return of paid capital	-492	-510	-3 424
Translation effect on interest-bearing debt	87	98	- 719
Cash from discontinued operations	-245	34	- 241
NIBD end of period	**-7 518**	**-7 511**	**-9 268**

Debt distribution [1]:			
EUR	69%	64%	71%
USD	13%	13%	14%
GBP	4%	7%	4%
Other currencies	14%	16%	11%

[1] Debt distribution including effect of cross currency swaps.

[2] Currency effect on debt in Q1 is NOK 87 million.

2015 Cash Flow Guidance

- 2015 cash flow estimates
  - Working capital buildup NOK 900m
    - Support further organic growth
  - Capital expenditures increased from NOK 1,700m to NOK 1,900m due to FX changes
    - NOK 1,100m – Maintenance
    - NOK 550m - Smolt and cleaner fish
    - NOK 250m - Other
  - Interest expenses NOK 270m
  - Tax payables NOK 650m

- Quarterly dividend in Q2 2015 of NOK 1.30 per share (repayment of paid in capital)

Due to seawater growth patterns, WC is highly seasonal
Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Dividend policy

- The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company
- To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis
- When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends

- NIBD target revised to EUR 950m
  - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg)
  - Residual attributed to non-farming businesses

Overview of financing

- EUR 555m Facility Agreement
  - Maturity – Q4 2019
  - Covenants:
    - 35% equity ratio
  - Accordion option for parties to agree increased size of facility by EUR 295m
  - Lenders: DNB, Nordea, Rabobank and ABN Amro

- EUR 375m issued in April 2014
  - Tenor 5 years, annual coupon 0.875%[1], conversion price EUR 10.5754

- NOK 1,250m bond issued in February 2013
  - Tenor 5 years, NIBOR + 3.5%

Note: (1) Paid semi annually in arrears

Supply development

Suppliers	Estimated volumes Q1 2015	Estimated volumes Q1 2014	Compared to Q1 2014 Volume	Compared to Q1 2014 %	Est. volumes Q4 2014
Norway	258 600	235 900	22 700 ↑	9.6%	300 700
Chile	128 500	134 800	-6 300 ↓	-4.7%	138 200
Scotland	32 600	33 400	-800 ↓	-2.4%	37 200
North America	28 800	22 400	6 400 ↑	28.6%	31 500
Faroe Islands	12 200	16 000	-3 800 ↓	-23.8%	22 700
Australia	10 400	9 700	700 ↑	7.2%	9 000
Ireland	1 700	1 400	300 ↑	21.4%	3 300
Other	4 100	2 700	1 400 ↑	51.9%	4 800
Sum	**476 900**	**456 300**	**20 600** ↑	**4.5%**	**547 400**
Europe	305 100	286 700	18 400 ↑	6.4%	363 900
Americas	157 300	157 200	100 ↑	0.1%	169 700

Source: Kontali

- Supply growth in the upper range of previous guidance
  - Driven by higher than normal sea water temperatures in Norway and temporary increase in MAB
- Substantial supply growth from North America
- Stable supply growth from Chile when adjusting for frozen inventory

Note: (1) Atlantic Salmon (HOG tons)

marineharvest

Development in reference prices

Reference prices	Q1 2015 NOK	Change vs Q1 2014	Q1 2015 Market (4)	Change vs Q1 2015
Norway (1)	NOK 40.72	-13.9%	EUR 4.66	-17.7%
Chile (2)	NOK 64.79	5.2%	USD 8.35	-17.3%
North America (3)	NOK 41.27	-17.8%	USD 5.32	-35.4%

Notes:
(1) Average superior HOG price per kg (NASDAQ)
(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 42.1 and USD 5.4 HOG
(3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb)
(4) Market price in local currency


60
50
40
30
20
10
0
NOK per kg (Oslo)
20
18
16
14
12
10
8
6
4
2
0
USD per kg (Miami and Seattle)
2007
2008
2009
2010
2011
2012
2013
2014
Weekly reference prices
Reference price Norway (NASDAQ Oslo)
Reference Price Chile (C trim fillet in Miami)
Reference price North America (HOG Seattle)

Global volume by market

Markets	Estimated volumes Q1 2015	Estimated volumes Q1 2014	Compared to Q1 2014 Volume	Compared to Q1 2014 %	Est. volumes Q4 2014	12 month comparison LTM	12 month comparison PTM
EU	219 600	187 400	32 200	↑ 17.2%	253 700	922 900	818 900
USA	92 700	86 900	5 800	↑ 6.7%	87 900	358 300	336 700
Brazil	26 000	22 600	3 400	↑ 15.0%	24 000	93 800	82 200
China / Hong Kong	16 900	15 700	1 200	↑ 7.6%	17 600	77 300	57 300
Russia	16 600	28 800	-12 200	↓ -42.4%	37 200	118 600	139 500
South Korea/Taiwan	12 900	6 600	6 300	↑ 95.5%	11 300	43 300	30 100
Japan	12 600	12 300	300	↑ 2.4%	16 000	57 800	55 200
Ukraina	1 900	4 000	-2 100	↓ -52.5%	4 300	14 000	22 600
Sum main markets	**399 200**	**364 300**	**34 900**	↑ **9.6%**	**452 000**	**1 686 000**	**1 542 500**
Other markets	85 100	75 400	9 700	↑ 12.9%	92 600	344 600	307 500
Total all markets	**484 300**	**439 700**	**44 600**	↑ **10.1%**	**544 600**	**2 030 600**	**1 850 000**
Inflow to US from Europe	22 100	24 100	-2 000	↓ -8.3%	23 500	96 400	89 900
Inflow to EU from Chile	12 200	11 700	500	↑ 4.3%	11 000	45 900	46 300

Source: Kontali

- Strong demand response in EU and continued strong growth in Asia
- Russia/Ukraine significantly down due to trade sanctions and FX
- Brazil down in March due to FX
- 7% growth in the USA

Note: Atlantic Salmon (HOG tons), LTM Last twelve months, PTM Previous twelve months

Industry supply outlook

HOG tonnes (thousands)	2009	2010	2011	2012	2013	2014	Estimates 2015			
							Low	Y/Y growth	High	Y/Y growth
Norway	770	850	905	1065	1029	1079	1 116	3%	1 153	7%
Chile	215	117	199	328	421	525	501	-4%	514	-2%
North America	124	126	124	140	122	109	126	15%	133	22%
UK	130	129	139	143	142	154	158	2%	163	6%
Other	88	88	103	124	123	137	135	-2%	141	3%
Total	**1 327**	**1 310**	**1 470**	**1 800**	**1 837**	**2 004**	**2 036**	**2%**	**2 104**	**5%**

HOG tonnes (thousands)	Q2 2009	Q2 2010	Q2 2011	Q2 2012	Q2 2013	Q2 2014	ESTIMATES Q2 2015			
							Low	Q/Q growth	High	Q/Q growth
Norway	176	195	201	253	230	265	265	0%	279	5%
Chile	47	30	40	77	96	122	108	-12%	113	-8%
North America	33	28	28	35	32	26	30	13%	31	17%
UK	29	29	34	35	34	41	42	2%	44	6%
Other	20	19	24	28	29	33	34	3%	37	11%
Total	**306**	**301**	**327**	**429**	**420**	**489**	**479**	**-2%**	**503**	**3%**

HOG tonnes (thousands)	H2 2009	H2 2010	H2 2011	H2 2012	H2 2013	H2 2014	ESTIMATES H2-2015			
							Low	H2/H2 growth	High	H2/H2 growth
Norway	430	459	514	570	567	578	592	3%	616	7%
Chile	76	56	125	184	216	267	265	-1%	273	2%
North America	61	67	69	71	58	60	67	12%	73	21%
UK	74	68	76	73	80	80	83	5%	87	9%
Other	47	50	56	65	63	74	72	-3%	76	4%
Total	**689**	**701**	**841**	**963**	**984**	**1 059**	**1 080**	**2%**	**1 124**	**6%**

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

MHG – 2015 volume guidance

Salmon species *HOG tons (1000)*	2013 *Actual*	Q1 2014 *Actual*	Q2 2014 *Actual*	Q3 2014 *Actual*	Q4 2014 *Actual*	2014 *Actual*	Q1 2015 *Actual*	Q2 2015 *Estimate*	H2 2015 *Estimate*	2015 *Estimate*
Norway	222	55	69	64	70	258	65	65	136	266
Canada	33	6	6	7	7	27	10	12	19	41
Scotland	48	10	18	14	6	49	7	13	36	56
Other Units	12	3	4	6	5	18	1	2	8	11
Total	315	75	98	91	89	351	83	92	199	374
Chile (1)	28	18	16	17	17	68	16	15	35	66
Total, adjusted (1)	344	92	114	107	105	419	99	107	234	440

Note
(1) Includes discontinued operations

- Q2 2015 growth expected to be negative 6% (including Chile)
- 2015 growth expected to be 5% (including Chile)

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

Outlook

- Favourable market and supply outlook in Europe
  - Futures prices (NASDAQ) next 12 months at ca NOK 40 per kg
- Monitoring the market conditions in the Americas closely
- MHG supportive of Norwegian White Paper
  - Responsible approach by the Norwegian government
  - Improved biological control a prerequisite for sustainable growth
- AquaChile merger in process
- Quarterly dividend of NOK 1.30 per share
  - To be paid in the form of repayment of paid in capital

Appendix

Conditional agreement to merge MH Chile with AquaChile

- Forming a leading player in the Chilean industry
  - 165 thousand tonnes of salmonids – capacity of 260 thousand tonnes (HOG)
  - Infrastructure to support stand alone operations in region X and XI
  - 19 thousand tonnes of Tilapia – capacity of 25 thousand tonnes (WFE)

- Major step towards a more sustainable biological framework in Chile

- Marine Harvest to own 42.8% post merger
  - AquaChile to remain listed on the Santiago Stock Exchange
  - Option to increase ownership to at least 55%[(1)]

- Tentative closing in Q3 2015

- Marine Harvest Chile reported as "Discontinued Operations" from Q1 2015

(1) Option may be exercised from 15 June 2016 until 15 June 2017

Consolidation required in Chilean farming industry



Number of concessions
250
200
150
100
50
0
191
151
97
92
89
72
65
64
47
47
47
42
37
34
31
29
28
22
65
Marine Harvest
AquaChile
Company A
Company B
Company C
Company D
Company E
Company F
Company G
Company H
Company I
Company J
Company K
Company L
Company M
Company N
Company O
Company P
Others

- 1250 concessions in total
- Fragmented industry structure
- Biological challenges
- Lack of coordination and logistics

Contract coverage and sales contract policy

- Q2 2015 contract shares (% of guided volume):
  - Norway 32%
  - Scotland 40%
  - Canada 0%

SALES CONTRACT POLICY	Min hedging rate (1)	Max hedging rate (1)
Norway (2) (3)	15.0 %	50.0 %
Canada	0.0 %	30.0 %
Scotland	40.0 %	75.0 %
Ireland	0.0 %	30.0 %
Faroes	0.0 %	30.0 %
Weighted average	**17.6 %**	**50.8 %**

Note:
(1) Hedging rates for the next quarter, limits dropping over time
(2) External and internal contract (including financial futures)
(3) Contract rate can be increased to 65% under special circumstances

- Contracts typically have a duration of 3-12 months
  - Contracts are entered into on a regular basis
  - Policy opens for contracts of up to 36 month duration

Development in reference prices

PRICE AND GLOBAL VOLUME ALLOCATION TO THE EU MARKET



Tonnes (GW)
EUR per kg (GW)
Volume EU
Reference price Norway, GW (Oslo)

PRICE & GLOBAL VOLUME ALLOCATION TO THE US MARKET



Tonnes (GW)
USD per kg
Volume USA
Reference price North America, GW (Seattle)
Reference price Chile, Fillets (Miami)

Reference prices	Q1 2015 NOK	Change vs Q1 2014	Q1 2015 Market (4)	Change vs Q1 2015
Norway (1)	NOK 40.72	-13.9%	EUR 4.66	-17.7%
Chile (2)	NOK 64.79	5.2%	USD 8.35	-17.3%
North America (3)	NOK 41.27	-17.8%	USD 5.32	-35.4%

Notes:
(1) Average superior HOG price per kg (NASDAQ)
(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 42.1 and USD 5.4 HOG
(3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb)
(4) Market price in local currency

Key performance indicators



Development in Global Price Achievement - Reclassifed
(at source of origin)
NOK per kg
50
45
40
35
30
25
20
Achieved price Q1 2014
Rebased to Q1-15 ref price
Spot sales
Contract sales
Contribution other
Quality
Achieved price Q1 2015



Global Farming - full cost Q1 2014 - Reclassifed vs Q1 2015
NOK per kg gutted weight
35.0
30.0
25.0
20.0
15.0
10.0
5.0
Cost per kg Q1 2014
Feed
Oth SW Cost
Non SW Cost
Cost per kg Q1 2015

Sales and Marketing	MH Markets Q1 2015	MH Consumer Products Q1 2015
Operational revenues and other income	3 984	2 361
Operational EBIT	108	- 2
EBIT margin %	**2.7%**	**-0.1%**

	Q1 2015	Q1 2014 Reclassifed
Group EBIT per kg (NOK)	10.96	13.30
- Contribution from Farming (NOK)	9.69	13.24
- Contribution from Markets (NOK)	1.30	0.90
- Contribution from Consumer Products (NOK)	-0.02	-0.85
Group Harvest Volume (k tonnes)	83 409	74 502
Operational EBIT from source of origin (NOK m)	914	991
Operational EBIT from other units (NOK m)	18	- 21
Group operational EBIT	932	970

Key financials

Marine Harvest Group - main figures Unaudited NOK million	Q1 2015	Q1 2014 Reclassifed	2014
Operational revenue and other income	5 652	5 241	22 847
Operational EBIT [1]	932	970	3 938
Cash flow from operations	669	1 133	3 408
Net interest-bearing debt (NIBD)	7 518	7 511	9 268
Underlying EPS (NOK) [2]	1.33	1.78	7.01
Net cash flow per share (NOK) [3]	-0.37	1.76	6.65
ROCE [4]	17.6%	19.2%	18.7%
Harvest volume (gutted weight tons, salmon)	83 409	74 502	351 369
Operational EBIT - NOK per kg [5] - Total	11.17	13.01	11.21
Norway	12.87	12.83	11.81
Scotland	2.70	12.66	9.63
Canada	4.90	18.42	9.14

1) Excluding change in unrealised gain/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provision, results from associated companies, restructuring cost, impairment losses of fixed assets/intangibles and other non-operating items

2) Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate - per share

3) Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects

4) ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustments of biomass, onerous contracts provision and other non-operating items/ Average NIBD + Equity, excluding fair value adjustments of biomass, onerous contracts provision and net assets held for sale, unless there are material transactions in the period

5) Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon)

Quarterly segment overview

NOK million	Norway	Scotland	Canada	Ireland	Faroes	Other [1]	MH Group
	SOURCES OF ORIGIN						
OPERATIONAL EBIT							
MH FARMING	757	6	47	- 1	- 1		808
MH SALES AND MARKETING							
MH Markets	86	13	4	0	- 1	6	108
MH Consumer Products	- 4	0	0	0	0	2	- 2
SUBTOTAL	**839**	**19**	**51**	**0**	**- 2**	**8**	**914**
MH Feed						19	19
Other entities [2]						-1	- 1
TOTAL	**839**	**19**	**51**	**0**	**- 2**	**25**	**932**
Harvest volume (gutted weight tons, salmon)	65 203	7 112	10 478	616	0		83 409
Operational EBIT per kg (NOK) [3]	12.87	2.70	4.90	-0.76	0.00		11.17
- of which MH Markets	1.32	1.84	0.41	0.00	0.00		1.30
- of which MH Consumer Products	-0.06	-0.02	0.00	0.07	0.00		-0.02
ANALYTICAL DATA							
Price achievement/reference price (%) [4]	100%	111%	98%		0%		101%
Contract coverage (%)	33%	68%	0%	95%	0%		21%
Quality - superior share (%)	92%	90%	86%	92%	0%		91%
Exceptional items (NOK million) [5]	-113	-4	0	0	0		-117
Exceptional items per kg (NOK) [5]	-1.73	-0.61	0.00	0.00	0.00		-1.41
GUIDANCE							
Q2 2015 harvest volume (gutted weight tons)	65 000	13 000	12 000	2 000	0		92 000
2015 harvest volume (gutted weight tons)	266 000	56 000	41 000	9 000	2 000		374 000
Q2 2015 contract share (%)	32%	40%	0%	0%	0%		28%

[1] Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Including Sterling White Halibut, MH Feed, Headquarter and Holding companies
[4] MH Sales and Marketing Price achievement
[5] Exceptional items impacting operational EBIT

Quarterly segment overview

MH Operating Units	Farming	Farming	Farming	Farming	Farming	Farming	MH Sales and Marketing					
	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	Consumer Products	MH Feed	Other	Elim	MH Group*
Revenues and other income	2 582	318	429	0	48	0	3 984	2 361	392	101	- 4 563	5 652
Operating EBITDA	856	38	68	0	7	2	113	49	38	6	0	1 178
Operating EBIT	757	6	47	0	- 1	- 1	108	- 2	19	- 1	0	932
Fair Value adj on biomass, contracts/ unrealised derivatives	- 742	57	15	0	79	5	0	0	0	- 51	0	- 637
Unrealized margin adjustment	0	0	0	0	0	0	0	0	0	0	11	11
Restructuring cost	0	0	1	0	0	0	0	0	0	0	0	1
Other non-operational items	0	0	0	0	0	0	0	0	0	0	0	0
Income/loss from associated companies	12	1	0	0	0	0	0	0	0	0	0	12
Write-down of fixed assets/intangibles	0	0	0	0	0	0	0	1	0	0	0	1
EBIT	27	63	63	0	78	4	108	- 1	19	- 52	11	319
Contribution to operational EBIT from S&M	82	13	4	0	0	- 1	- 108	2		8		0
Operational EBIT incl contribution from S&M	839	19	51	0	0	- 2	0	0	19	6	0	932
Harvest / sales volume	65 203	7 112	10 478	0	616	0	74 696	25 814				
Operational EBIT/kg incl contribution from S&M	12.87	2.70	4.90	0.00	- 0.76	0.00						
-of which S&M	1.26	1.82	0.41	0.00	0.07	0.00						

*Volume = harvested volume salmon in tonnes gutted weight

Development in harvest volumes

	2007	2008	2009	2010	2011	2012					2013					2014					2015E			
	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2E	H2-15E	Total
Norway	168.2	171.1	201.7	202.5	217.5	62.7	64.0	58.5	70.1	255.3	47.3	53.5	53.1	68.6	222.5	55.1	68.7	64.3	69.9	258.0	65.2	65.0	135.8	266.0
Canada	39.5	36.1	36.5	33.5	33.9	10.6	10.6	8.3	10.8	40.2	12.2	8.9	6.2	5.7	33.1	6.4	6.5	7.1	6.8	26.7	10.5	12.0	18.5	41.0
Scotland	31.1	32.3	37.7	33.1	50.2	9.2	11.4	13.0	6.7	40.3	9.6	13.3	13.8	11.7	48.4	10.5	18.3	13.7	6.4	48.9	7.1	13.0	35.9	56.0
Other (1)	10.5	11.8	15.0	16.0	15.3	4.4	3.6	3.7	4.7	16.3	2.7	3.6	2.0	3.2	11.5	2.6	4.3	5.5	5.4	17.8	0.6	2.0	8.4	11.0
Total	249.3	251.2	290.9	285.1	316.8	87.0	89.5	83.4	92.2	352.1	71.8	79.4	75.0	89.2	315.5	74.5	97.8	90.6	88.5	351.4	83.4	92.0	198.6	374.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2007	2008	2009	2010	2011	2012					2013					2014					2015E			
	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2E	H2-15E	Total
Norway	19%	2%	18%	0%	7%	30%	18%	23%	4%	17%	-25%	-16%	-9%	-2%	-13%	17%	28%	21%	2%	16%	18%	-5%	1%	3%
Canada	16%	-9%	1%	-8%	1%	12%	36%	4%	23%	19%	15%	-16%	-25%	-47%	-18%	-48%	-28%	14%	19%	-19%	65%	86%	34%	54%
Scotland	0%	4%	17%	-12%	51%	-11%	-13%	-8%	-47%	-20%	4%	17%	6%	74%	20%	9%	37%	0%	-46%	1%	-32%	-29%	78%	15%
Other (1)	21%	12%	28%	7%	-4%	4%	-8%	48%	0%	7%	-39%	2%	-45%	-31%	-29%	-4%	20%	172%	67%	54%	-76%	-54%	-23%	-38%
Total	-21%	1%	16%	-2%	11%	20%	14%	16%	-1%	11%	-17%	-11%	-10%	-3%	-10%	4%	23%	21%	-1%	11%	12%	-6%	103%	6%

Notes:
(1) Ireland and the Faroes

Net capital expenditure guidance


CAPITAL EXPENDITURE
NOK million
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2008
2009
2010
2011
2012
2013
2014
2015
Maintenance level

Net working capital guidance



Working capital tie-up (NOK million)
2 000
1 500
1 000
500
0
-500
-1 000
2008
2009
2010
2011
2012
2013
2014
2015

Guidance on financial commitments and cost of debt



NOK million
900
800
700
600
500
400
300
200
100
0
2011
2012
2013
2014
2015
Contractual repayments
Interest expenses

Nova Sea

	Ownership %	Harvest volume (HOG) 2013	2014	Q1 2014	Q1 2015	EBIT(1) per kg 2013	2014	Q1 2014	Q1 2015	NIBD 31.03.2015
Nova Sea	48 %	34,910	38,739	6,542	6,938	13.4	12.3	15.0	14.8	257

- Leading integrated salmon producer in Northern Norway
  - 33.33 wholly owned licenses
  - 4 partly owned licenses
- Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings
- 2014 dividends of NOK 150m (Q2)
  - Marine Harvest's share NOK ~73m
- Proposed dividend for 2014 of NOK 150m to be paid in 2015 (MHG share NOK ~73m)
- Proportion of income after tax reported as income from associated companies in Marine Harvest Norway
  - NOK 15.9 million in Q1 2015
    - IFRS adjustment of biomass NOK 20.8m



marineharvest

Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) [1]

CURRENCY	DEBT 31/03/2015[2]	2015		2016		2017		2018		2019		2020		2021		2022	
		Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]
EUR m	622.2	368.9	1.00%	507.1	1.34%	636.9	1.67%	911.8	2.34%	970.5	3.27%	380.0	2.13%	380.0	2.20%	-	0.00%
USD m	138.9	123.0	1.98%	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	29.0	34.0	2.48%	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (NOK m)	1 227.9																

Market value of IRS contracts in MNOK (31/03/15):	-689.3
Mark to market valuation effect in Q1[4]:	-24.8
Difference in fixed vs floating rate settled in cash in Q1	-30.9

Notes:
(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

POLICY:

- External interest bearing debt is distributed as follows: EUR 71%, USD 13%, GBP 4%, other currencies 12%.
- Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

Please note that the current portfolio deviates from the policy due to inter alia the recent bond and convertible bond issuance. The policy will be reviewed.

Policy last updated 7 February 2012.

Hedging and long term currency exposure

POLICY

- EUR/NOK
  - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.
- USD/CAD
  - Marine Harvest shall not hedge the USD/CAD exposure.
- USD/CLP
  - Marine Harvest shall not hedge the USD/CLP exposure

- Internal transaction hedging relating to bilateral sales contracts
  - As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK
  - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties
  - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Policy last updated 7 February 2012.

Strategic currency hedging

STRATEGIC CURRENCY HEDGING	EUR/NOK MEUR	EUR/NOK Rate
2015	131	8.46
2016	161	9.16
P/L effect of contracts maturing in Q1	**-10**	(MNOK)
	MNOK	
Market value 31/12/2014	**-81**	
Change (1)	100	
Market value 31/03/2015	**19**	

DESIGNATED MARKET CURRENCIES	
Norway	EUR
Chile	USD
Canada	USD
Scotland	GBP
Feed	EUR
VAP	EUR
Morpol	EUR
Faroes	EUR
Cold Water Species	NOK
Asia	USD

Impact of currency/interest rate movements

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Averge Q1 2015	6.2580	8.7318	11.7503	7.7594
Average Q1 2014	5.5273	8.3471	10.0830	6.0951

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Q1 2015 vs Q1 2014	13.2%	4.6%	16.5%	27.3%

End of quarter rates	1 CAD	1 EUR	1 GBP	1 USD
31/3/15 vs. 31/12/14	-1.2%	-3.7%	3.4%	8.8%

- Impact on Profit and Loss (versus Q1 2014)
  - Currency impact on net financial items
    - Positive impact of NOK 436.6m (Positive NOK 18.9m)

- Impact from currency on Financial Position (versus 31/12/14)
  - Increase in interest-bearing debt due to currency NOK 87m

Fair value adjustment of biomass

- Under IFRS (IAS 41) the company is required to value biological assets at a fair market value.
- During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41.
- Following the working group's conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size:
  - Fish below 1 kg live weight ("smolt") is valued at accumulated cost
  - Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest
  - Fish above 4 kg (mature fish) is valued at the expected net value
- The main drivers in the valuation are:
  - Volume of biomass (and average weight per site) at every reporting date
  - Expected cost at harvest
  - Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested)
- Operationally, the value of biomass is reported at cost. In the Group accounts, "fair value adjustments" are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in "fair value adjustment" is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

marineharvest

Tax losses carried forward (YE 2014)

Marine Harvest Group 31.12.2014 NOK milion	Recognised	Unrecognised	Total
USA	69	0	69
Poland	248	51	298
France	35	256	291
Germany	14	0	14
Chile	0	310	310
Italy	0	4	4
Other	3	21	24
Total	**368**	**641**	**1 010**

* The NOL's will be used to offset taxavle profit in the countries going forward

* The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

- Most of the deferred tax assets have been recognised on the statement of financial position
- The NOL's will be used to offset taxable profit in the countries going forward
- The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

The Board's current authorisations

- The Board was given the following proxies at the AGM
  - General share capital increase (up to 10% of share capital)
    - Proxy to set aside shareholders pre-emption right to subscribe
  - Purchase of own shares (up to 10% of share capital)
    - Maximum price: NOK 120 per share
    - Minimum price: NOK 7.5 per share
  - Issuance of new convertible bond
    - Maximum amount: NOK 3,200m
    - Maximum number of shares to be issued as settlement: 64m
  - Authorisation to issue quarterly dividends

Sensitivities

ESTIMATED SENSITIVITIES ON ANNUAL RESULTS NOK million	OP. EBIT EFFECT	CASH FLOW EFFECT	DRIVER
Change in global average salmon price of NOK 1 (1) (2)	440	403	Annual harvest volume
Change in total harvest volume of 10,000 tonnes (2) (3)	100	92	Marginal volume
Change in global feed price of NOK 1 per kg (4) (5)	345	574	Feed consumption

Notes:
(1) Assuming all sales at spot prices, Please see contract policy and estimated contract rates in the latest quarterly presentation
(2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months
(3) Assuming EBIT per kg of NOK 10
(4) Annual harvest volume converted to live weight (0.83) multiplied with feed conversion ratio (1.3)
Assuming stable production and feed consumption between years and across months
(5) 60 days credit time on feed